As filed with the Securities and Exchange Commission on March 19, 2024

Securities Act File No. 333-274323

Investment Company Act File No. 811-23899

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Pre-Effective Amendment No. Post-Effective Amendment No. 1	☒
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 Amendment No. 4	☒

MEKETA INFRASTRUCTURE FUND

(Exact Name of Registrant as Specified in Charter)

80 University Avenue

Westwood, MA 02090

(Address of Principal Executive Offices)

(212) 802-8500

(Registrant’s Telephone Number)

Michael Bell

c/o Meketa Capital, LLC

80 University Avenue

Westwood, MA 02090

(Name and Address of Agent for Service)

Copy to:

Gregory C. Davis

Paulita A. Pike

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

413-315-6300

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-274323.

 Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (“PEA No. 1”) to the Registration Statement on Form N-2 (File Nos. 333-274323 and 811-23899) of Meketa Infrastructure Fund is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this PEA No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and Exhibit (2)(b)(2) filed pursuant to Item 25 of Form N-2. This PEA No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this PEA No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item	25. Financial Statements and Exhibits
(1)	Financial Statements:

Included in Part A:

Not applicable

Included in Part B:

Statement of Assets and Liabilities. (iii)

Statement of Operations. (iii)

Notes to Financial Statements. (iii)

Report of Independent Registered Public Accounting Firm. (iii)

(2)	Exhibits:
(a)	(1) Certificate of Trust of Meketa Infrastructure Fund (the “Registrant”), dated as of July 31, 2023. (i)

(2) Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of November 7, 2023. (ii)

(b)	(1) By-Laws of the Registrant. (i)

(2) Amended and Restated By-Laws of the Registrant, filed herewith.

(c)	Not applicable.
(d)	(1) See portions of Amended and Restated Agreement and Declaration of Trust relating to shareholders’ rights.

(2) See portions of By-laws relating to shareholders’ rights.

(e)	Not applicable.
(f)	Not applicable.
(g)	(1) Investment Management Agreement between the Registrant and Meketa Capital, LLC, dated November 7, 2023. (iii)

(2) Sub-Advisory Agreement between Meketa Capital, LLC and Meketa Investment Group, Inc., dated November 7, 2023. (iii)

(h)	(1) Distribution Agreement between the Registrant and Foreside Financial Services, LLC (the “Distributor”), dated November 22, 2023. (iii)

(2) Distribution Services Agreement between the Registrant and the Distributor, dated November 22, 2023. (iii)

(3) Form of Dealer Agreement between the Registrant and the Distributor. (ii)

(4) Distribution and Service (12b-1) Plan. (ii)

(5) Multiple Class Plan. (ii)

(i)	Not applicable.
(j)	(1) Custody Agreement between the Registrant and UMB Bank, n.a. (the “Custodian”), dated November 7, 2023. (iii)
(k)	(1) Master Services Agreement between the Registrant and Ultimus Fund Solutions, LLC (the “Administrator”), dated November 7, 2023. (iii)

(2) Services Agreement between PINE Advisor Solutions, LLC and the Registrant, dated November 7, 2023. (iii)

(3) Expense Limitation Agreement dated November 7, 2023. (iii)

(4) Shareholder Servicing Plan. (ii)

(l)	Opinion and consent of counsel for the Fund. (iii)
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm. (iv)
(o)	Not applicable.
(p)	Subscription Agreement with Meketa Capital LLC, dated December 12, 2023. (iii)
(q)	Not applicable
(r)	(1) Code of Ethics of the Registrant. (ii)

(2) Code of Ethics of Meketa Capital, LLC. (ii)

(3) Code of Ethics of Meketa Investment Group, Inc. (iii)

(s)	Not applicable.
(t)	Powers of Attorney. (ii)

Notes
(i)	Filed as an exhibit to Registrant’s Registration Statement on Form N-2, File No. 811-23899 (filed September 1, 2023), and hereby incorporated by reference.
(ii)	Filed as an exhibit to Registrant’s Pre-Effective Amendment No.1 to the Registration Statement on Form N-2, File No. 811-23899 (filed November 9, 2023), and hereby incorporated by reference.
(iii)	Filed as an exhibit to Registrant’s Pre-Effective Amendment No.2 to the Registration Statement on Form N-2, File No. 811-23899 (filed December 21, 2023), and hereby incorporated by reference.
(iv)	Filed as an exhibit to Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 811-23899 (filed January 24, 2024), and hereby incorporated by reference.
Item	26. Marketing Arrangements

Not applicable.

Item	27. Other Expenses of Issuance or Distribution

Securities and Exchange Commission fees	$0.00
Printing and engraving expenses	$25,000
Legal fees	$450,000
Accounting expenses	$10,000
Other Expenses	$15,000
Total	$500,000

Item	28. Persons Controlled by or under Common Control with Registrant

None.

Item	29. Number of Holders of Securities

Set forth below is the number of record holders as of March 18, 2024 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Class I Shares		1
Class II Shares		0
Class III Shares		9

Item	30. Indemnification

The Registrant’s Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers,

employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

Each of the Registrant’s Distribution Agreement and Form of Dealer Agreement, each incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement with Meketa Capital LLC (“Meketa”), incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of Meketa and its personnel under certain circumstances.

The Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item	31. Business and Other Connections of Investment Adviser

Meketa is Delaware limited liability company that offers investment management services. Meketa’s offices are located at 80 University Ave, Westwood, Massachusetts 02090.

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Meketa who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, if any, appears under “Management of the Fund” and “Board of Trustees and Officers” in the Prospectus and the Statement of Additional Information, respectively.

Item	32. Location of Accounts and Records

All accounts, books and other documents required by Rule 31(a) under the Investment Company Act of 1940, as amended, are maintained at the offices, as applicable of: (1) Meketa, (2) the Custodian and (3) the Administrator.

1.	Meketa Capital, LLC 80 University Ave Westwood, Massachusetts 02090
2.	UMB Bank, n.a. 1010 Grand Boulevard Kansas City, Missouri 64106
3.	Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, Ohio 45246

Item	33. Management Services

Not applicable.

Item	34. Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness pursuant to Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, and the State of Colorado, on the 19th day of March, 2024.

MEKETA INFRASTRUCTURE FUND

By: /s/ Michael Bell

Name:	Michael Bell
Title:	President, Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Bell	Trustee, President,	March 19, 2024
Michael Bell	Principal Executive Officer

/s/ Derek Mullins	Treasurer,	March 19, 2024
Derek Mullins	Principal Financial Officer and Principal Accounting Officer

*/s/ Brien Biondi	Trustee	March 19, 2024
Brien Biondi

*/s/ Clifford J. Jack	Trustee	March 19, 2024
Clifford J. Jack
*/s/ Sean Kearns	Trustee	March 19, 2024
Sean Kearns

*       Power of Attorney

 By: /s/ Michael Bell

Michael Bell

Attorney in Fact

INDEX OF EXHIBITS

Exhibit	Exhibit Name

(2)(b)(2)	Amended and Restated By-Laws